333-11526

P.E 7/31/02

02047087

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**FORM 6-K**

**Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of July 2002

Riverdeep Group plc
(Registrant's name)

8th Floor, Apollo House
Tara Street
Dublin 2, Ireland
(Address of principal executive offices)

SEC MAIL PROCESSING RECEIVED AUG 0 1 2002 WASH, D.C. 154 SECTION

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]     No [X]

PROCESSED
AUG 08 2002
THOMSON FINANCIAL P

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ...........

On July 29, 2002 the Registrant issued a press release, entitled: "Riverdeep Group PLC to Broadcast Review of Fourth Quarter and Fiscal Year End 2002 Results Over the Internet"

BST99 1269525-1.058610.0010

## Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIVERDEEP GROUP PLC

Date 7/29, 2002

By: W H Burke

Name: William Burke

Title CEO

**Monday July 29, 10:03 am** **Eastern Time**

**Press Release**

*SOURCE: Riverdeep Group PLC*



# Riverdeep Group PLC to Broadcast Review of Fourth Quarter and Fiscal Year End 2002 Results Over the Internet

DUBLIN, Ireland & CAMBRIDGE, Mass.--(BUSINESS WIRE)--29 July, 2002--Riverdeep Group plc (Nasdaq: RVDP - News) invites investors to listen to a broadcast of the Company's conference call to discuss fourth quarter and fiscal year end 2002 results. The call will be broadcast live over the Internet on Wednesday, 31 July 2002 at 8:30 am (EST) and 1:30 pm (London time) at http://www.vcall.com.

An online archive of the broadcast will be available within one hour of the completion of the call and will be accessible on the http://www.vcall.com website until 30 September 2002.

About Riverdeep Group plc

Riverdeep Group plc provides highly motivating, dynamic, curriculum-based Internet and CD-ROM learning experiences for the K-12 market. Riverdeep's products feature interactive problem-solving approaches and real-world applications that contribute to the depth of conceptual understanding. The Company also offers extensive online tools, support and professional development offerings via riverdeep.net, helping educators integrate technology with curriculum and to assess and improve student performance. Riverdeep's science, math and language arts learning activities are correlated to national and state curriculum standards. These award-winning products including Riverdeep's Destination MATH, Science Explorer, Science Gateways, and Tangible MATH, are accessible via riverdeep.net and are available on CD-ROM for all major operating platforms. Riverdeep's product offerings include EdVantage's language arts courses, Edmark's early learning software and The Learning Company's offerings which include Reader Rabbit, Carmen Sandiego, Cluefinders, and Oregon Trail.

Riverdeep was founded in 1995 and is jointly headquartered in Dublin, Ireland, and Cambridge, Massachusetts. For more information, write to Riverdeep Interactive Learning, 125 CambridgePark

Drive, Cambridge, Massachusetts, 02140; call toll free to 800-564-2587; visit www.riverdeep.net; or send a note to info@riverdeep.net.

*Contact:*

Riverdeep Interactive Learning
Bill Cunningham, + 1 617 995 1064

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